

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-mail
Mr. Min Cao
Chief Financial Officer
JA Solar Holdings Co., Ltd.
No. 36, Jiang Chang San Road
Zhabei, Shanghai 200436
The People's Republic of China

> **Re:** **JA Solar Holdings Co., Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 28, 2013**
> **File No. 333-188895**

Dear Mr. Cao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note you indicate you are seeking to sell securities to be issued by selling security holders. It is not clear whether the initial offering transactions in which the selling security holders purchased the securities were completed, or that the securities have been issued and are outstanding. Please revise to describe more specifically the initial offering transaction or transaction in which the securities were sold to the selling security holders See Item 430B(b)(2).

Our Company, page 4

2.   Please revise your summary to disclose your net losses for 2011, 2012 and the first quarter of 2013.

Exhibit 5.1

3.   Please file an opinion that addresses the legality of the warrants and stock purchase contracts that you are seeking to register. See Section II.B.1.f of Staff Legal Bulletin No. 19 (October 14, 2011).

4.   It is unclear why the phrase in parenthesis in the penultimate paragraph identified as paragraph #2 is needed in light of the last paragraph on page 3. Please revise or advise. See Section II.B.1.c of Staff Legal Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Mumford at (202) 551-3637 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Edward Lam